

BRITISH AMERICAN TOBACCO

CELEBRATING A CENTURY OF EXCELLENCE

GC/KC/1000210458

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

30th April 2003



Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

FILE No.
82 • 33

BAT Industries PLC

SUPPL



Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

G C W Cunnington
Assistant Secretary

Attached: Quarterly Report to 31 March 2003

Received...

CCNOO MR WALTER LOONEY

(Announcement faxed to Messrs R Reardon, M Corrigan of Simpson Thacher & Bartlett and Mr T Bezanson at Chadbourne & Parke (file D42))


BRITISH AMERICAN
TOBACCO
CELEBRATING A CENTURY OF EXCELLENCE

GC/KC/1000210458

30th April 2003

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

G C W Cunnington
Assistant Secretary

Attached: Quarterly Report to 31 March 2003


BRITISH AMERICAN
TOBACCO

www.bat.com

news release


FILE No.
82 • 33

QUARTERLY REPORT TO 31 MARCH 2003

29 April 2003

SUMMARY

	2003	2002	Change
Operating profit pre-goodwill amortisation	£612m	£617m	-1%
Pre-tax profit	£464m	£463m	-
Adjusted earnings per share	14.54p	13.95p	+4%

- Operating profit, excluding goodwill amortisation, was 1 per cent lower at £612 million reflecting very competitive conditions in the US and the weakness of a number of currencies. At comparable rates of exchange, operating profit would have risen by 2 per cent.

- The growth in volume for the Group's global drive brands has continued, with Dunhill, Kent, Lucky Strike and Pall Mall up a combined 15 per cent. International brands as a whole grew 4 per cent, while the Group's total volumes were fractionally ahead.

- Adjusted diluted earnings per share rose by 4 per cent to 14.54p, benefiting from reduced net interest costs and a lower effective tax rate.

- The Group has initiated an on-market share buy-back programme. Until the beginning of a close period at the end of March, some 18 million shares were bought at a cost of around £108 million, representing a solid start to the programme. It is intended to continue the programme following today's announcement.

- The Chairman, Martin Broughton, commented "Bearing in mind the state of the world economy and the difficult trading environment in the US, this is a very resilient performance. There is no doubt that 2003 will be a challenging year for businesses generally. We entered the year in a strong competitive position and are performing in line with expectations."

ENQUIRIES:

INVESTOR RELATIONS:		PRESS OFFICE:	
Ralph Edmondson/	020 7845 1180	David Betteridge/Sarah Corbey/	020 7845 2888
Rachael Cummins	020 7845 1519	Ann Tradigo	

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG

BRITISH AMERICAN TOBACCO p.l.c.

QUARTERLY REPORT TO 31 MARCH 2003

INDEX

In the first three months, British American Tobacco's operating profit before goodwill amortisation was £612 million, marginally lower than last year's first quarter, at current rates of exchange. At constant rates, profit would have risen by 2 per cent. Bearing in mind the state of the world economy and the difficult trading environment in the US, this is a very resilient performance. Adjusted diluted earnings per share improved by 4 per cent to 14.54p, as a result of reduced interest costs and lower tax, mainly reflecting a change in the geographical mix of profit.

As announced at the time of the full year's results, the Group has initiated an on-market share buy-back programme. Until the beginning of a close period at the end of March, some 18 million shares were bought at a cost of around £108 million, representing a solid start to the programme. The buy-back had a minimal impact on earnings in the quarter. We intend to continue the programme following today's announcement.

The growth in volume for the Group's global drive brands, which was such a notable feature of 2002, has continued, with Dunhill, Kent, Lucky Strike and Pall Mall up a combined 15 per cent. The move to local manufacturing for Dunhill in South Korea has gone smoothly. International brands as a whole grew 4 per cent despite the fact that the Group's worldwide duty-free business has undoubtedly been affected by the impact of reduced travel as a result of fears about the Iraq war. The Group's total volumes were fractionally ahead.

There was a more mixed picture in terms of regional performances, with good results from Europe, Asia-Pacific and Africa and Middle East, while America-Pacific was affected by significantly lower total industry profitability in the US. Although profit was reduced in Latin America, the region continued to demonstrate impressive resilience in the face of some extremely difficult economic conditions.

During the war, our top priority has been the security of our employees and their families. Our team in Dubai, covering 13 Middle East countries, immediately set up crisis management systems which were so successful that other international companies asked for their advice. While our primary focus was on our employees, excellent cooperation with suppliers and distributors has enabled our business in the Middle East to keep going safely and sensibly, with no significant loss of production and continuing distribution.

Turning to the regulatory field, the issue of 'Lights' cigarettes is currently highly topical. Public health authorities and tobacco control advocates are calling for bans on 'Lights' descriptors on the grounds that consumers may be misled by them.

Yet over the years, the low tar programme has been an outstandingly successful example of cooperation between governments and tobacco manufacturers. Average sales weighted tar levels have fallen dramatically over 50 years and many smokers now prefer a lighter taste. 'Lights' descriptors help consumers who choose Light cigarettes because of taste to recognise their preferred brand.

There is no longer a public health consensus that low tar cigarettes may reduce some of the health risks of smoking and today's very low tar brands have not been popular for long enough to enable epidemiological studies to be conducted. However, it is noticeable that the recent EU Tobacco Directive lowered the 'tar ceiling' to 10 mg on health grounds.

Moving to litigation, there has been a most encouraging development in the US in a case involving State Farm Insurance, where the Supreme Court has issued guidance to lower courts about punitive damages. It has determined that punitive damages should not usually exceed a low single figure ratio to compensatory damages and that multiple punitive awards for the same alleged conduct should be avoided. In the light of this sensible guidance, tobacco and other US industries may surely now hope for more common sense in an environment where punitive awards, in some State courts at least, can stray into the realms of fantasy.

We have again been highly ranked in the Business in the Environment Index of Corporate Environmental Engagement, this year reaching what is called the 'Premier League' of companies scoring over 95 per cent, as one of just 18 companies of some 200 assessed. We were also delighted to be awarded "Best First-Time Social Reporter" in the Sustainability Reporting Awards run by the UK Association of Chartered Certified Accountants in March.

Finally, in terms of recognition, our website www.bat.com has just won two awards from the Investor Relations Society for Best Practice in Communications with Private Investors and Analysts. Last year, a successful innovation was the web version of our Social Report. As a result, we have decided to build this year's Report entirely on the website. It should be published around the end of June and shareholders will receive a summary along with the half year results.

There is no doubt that 2003 will be a challenging year for businesses generally given the Iraq war and its aftermath, exchange rate fluctuations and the downbeat state of the world economy. We entered the year in a strong competitive position and are performing in line with expectations. We should see more progress with our drive brands, a renewed focus on being smart about costs and more engagement with our stakeholders. We remain committed to continuous improvement in everything we do and firmly focused on creating shareholder value.

MARTIN BROUGHTON

Group operating profit, excluding goodwill amortisation set out on page 14, was 1 per cent lower at £612 million, but at comparable rates of exchange the growth in profit would have been 2 per cent.

There were increased contributions from the Europe, Asia-Pacific and Africa and Middle East regions. However, these were more than offset by lower profit from the US and the Latin America region where a number of currencies were generally weaker compared to 2002.

Group volumes at 184 billion were slightly up from 183 billion, boosted by the strong performance of the four global drive brands Dunhill, Kent, Lucky Strike and Pall Mall, which achieved an overall growth of 15 per cent.

Profit from the **America-Pacific** region was £187 million compared to £223 million for the same period last year, as the contribution from the US cigarette business was significantly lower. Good profit increases from Japan and South Korea were partly offset by a lower contribution from Canada. Volumes in the region were down 3 per cent to 24 billion, mainly as a result of lower industry volumes in the US and Canada.

Imperial Tobacco Canada contributed £90 million profit, a decrease of 2 per cent in local currency. As a result of high tobacco tax increases and related trade loading in 2002, the total market declined significantly. In addition, the market is experiencing a resurgence of illicit trade and growth of a lower-priced segment. Given these circumstances, the company performed well and remains focused on the premium segment, while beginning to address demand for lower-priced products in a targeted approach.

The US remained a very competitive market. Industry volumes were down 13 per cent, as a result of disproportionately high shipments in the first quarter of 2002 and state excise tax increases. Within this reduced market, increased discounting and a growth in the deep-discount category, together with volumes 10 per cent lower and one-off trade costs, resulted in Brown & Williamson's contribution from its US cigarette business being halved at £39 million. Shipment share was down on the previous quarter but up from the same period last year. Increased volumes by Kool, Pall Mall and Misty, partially offset by decreases in GPC and Carlton, made this possible.

In Japan, Kent and Kool continued their growth while Lucky Strike maintained market share. In a reduced total market, the Group again increased volume and share and profit was higher.

The outstanding performance over the last three years of Dunhill Lights in South Korea continued, with market share exceeding 12 per cent, up more than 4 share points from the same period last year. This resulted in a substantial increase in profit.

In **Asia-Pacific,** regional profit of £118 million was £5 million above last year as a result of higher margins in Australia, along with improved results from Malaysia, Vietnam and India, partially offset by reduced duty-free sales. Regional volumes at 48 billion were slightly lower than last year, with increases from India and Vietnam largely compensating for declines in volumes from Cambodia, Indonesia and duty-free.

Australia delivered strong profit growth through higher margins and lower overheads. Overall volumes were stable as Dunhill volumes and share continued to grow, while Winfield volumes and share were down slightly. In New Zealand, profit was in line with last year, despite lower volumes.

Total market share and profit continued to grow in Malaysia, driven by higher volumes. The addition of the new Dunhill Lights and Menthol range saw Dunhill continuing to produce steady growth in both volume and share.

In Vietnam, price increases and continued strong performances by Craven 'A' and State Express 555 resulted in solid growth of volume and profit. In Cambodia, profit was adversely affected by lower volumes. The government-mandated price increases in Indonesia continued to hamper competitiveness, resulting in reduced volumes and profit. Profit was well ahead in Taiwan with volumes higher as a result of a good performance by Dunhill.

In Pakistan, volumes were stable and profit was up after prior year price increases, with John Player Gold Leaf continuing its strong performance. In Bangladesh, market share was maintained in a growing market, leading to higher volumes. However, profit was lower despite robust up-trading which fuelled the growth of Benson & Hedges, as the company was unable to pass on the full extent of the additional 2002 excise increase. Volumes, share and profits improved in Sri Lanka, where John Player Gold Leaf has also displayed strong growth. Profit from the Group's associated companies in India grew strongly with increased volumes.

In **Latin America**, results were affected by currency devaluations compared to last year, as well as by difficult economic conditions. Consequently profit of £93 million was down by £7 million. Increased contributions from Mexico, Central America and the Caribbean were more than offset by lower profit from Brazil and Venezuela. Volumes in the region declined by 4 per cent to 36 billion primarily due to the lower volumes from Brazil.

In Brazil, profit declined due to the average real/sterling exchange rate depreciating by some 30 per cent and lower volumes. Nevertheless, Souza Cruz improved operating profit margins as a consequence of productivity improvements and cost reduction initiatives. The lower volumes mainly reflect the reduction in the size of the total official market. The high level of contraband and counterfeit, which rose further following the price increases, remains a concern.

Profit in Mexico was higher as a result of price increases and initiatives to reduce variable and secondary supply chain costs. In Argentina, volumes rose while in Chile, Belmont continued its share growth but overall volumes were in line with last year. However in all three countries profit reported in sterling was affected by devaluations.

Profit in Venezuela was materially down as a result of the severe devaluation of the currency since February 2002 and an increase in VAT in September 2002. Market share was in line with last year and total volumes were only slightly down despite the disruption in supply of products as many outlets closed for an extended period following a national strike. Both Central America and the Caribbean recorded volume and profit increases.

Total profit in **Europe** at £134 million increased by £18 million with good performances from a number of markets including Germany, Russia and Hungary as well as lower costs in the UK. Regional volumes grew by 3 per cent to 52 billion, led by the performances in Russia and Italy.

In Germany, profit improvement was achieved through cost savings and despite lower volumes as overall market consumption declined, following an excise increase in January. The three key brands, Lucky Strike, Pall Mall and Gauloises Blondes continued to grow market share. In France, higher margins stemming from a price increase were not sufficient to compensate for a reduction in the overall market size and both the profit and volumes were down.

Volumes in Switzerland were in line with last year, with all three drive brands, Barclay, Lucky Strike and Parisienne posting market share gains. In Italy, profit was adversely affected by the one-off cost of supporting Pall Mall growth, which led to a significant increase in volume. Results in the UK improved as a result of the absence of the high spend incurred last year to support the launch of State Express 555.

Russia continued its solid volume and profit growth with the share in the top 30 cities growing to a record level as a result of the success of Pall Mall, Kent and Vogue. In addition, the company sustained its leading position in Moscow with market share growing to over 32 per cent. Weaker results in Poland reflected a decline in total market profitability, stemming from renewed competition which encouraged down-trading.

Higher prices contributed to a strong growth in profit in Hungary, where sales volumes were slightly down on last year. A solid volume increase was again achieved in Ukraine where the company consolidated its leading position in the market. Romania continued to suffer from weaker pricing, resulting in a profit decline, although volumes and market share grew predominantly on account of Kent.

The Smoking Tobacco and Cigars operations showed a small increase in profit.

In the **Africa and Middle East** region, profit at £80 million was up by £15 million with good results from many markets and despite the cost of continuing investments being made in this region. Regional volumes rose 9 per cent to 24 billion with strong growth in Nigeria and the Middle East.

Sales volumes in South Africa were in line with the same period last year. Profit improved strongly, largely through the benefit of price and mix driven margin gains and a stronger currency, partly offset by cost increases. The margin gains were achieved through increased market shares of Peter Stuyvesant, Rothmans and Dunhill.

Volumes in the Southern Africa area were in line with last year, although profit fell marginally. Volume gains in Mozambique and Angola, following the improved stability within these markets, were offset mainly by a downturn in Zimbabwe.

Profit from Nigeria continued to increase as the product mix improved and an excellent volume growth was achieved. The distribution network was expanded, resulting in Benson & Hedges and London increasing market share.

The investment in the greenfield operation in Turkey continued to affect the profit in the quarter. Profit in the Middle East rose very strongly as share growth was achieved in Iran, mainly through Kent, coupled with pricing gains in Saudi Arabia where John Player Gold Leaf and Benson & Hedges grew share.

Non-trading items
The above results were achieved before accounting for goodwill amortisation described on page 14.

Group Cigarette Volumes

	3 months to 31.3.03 bns	3 months to 31.3.02 bns	Year to 31.12.02 bns
America-Pacific	23.7	24.5	107.0
Asia-Pacific	48.2	48.6	192.5
Latin America	36.3	38.0	153.0
Europe	52.0	50.3	232.6
Africa and Middle East	23.5	21.6	92.2
	183.7	183.0	777.3

	3 months to 31.3.03 £m	3 months to 31.3.02 £m	Year to 31.12.02 £m
REVENUE			
Subsidiary undertakings	5,438	5,521	23,330
Share of associates and joint ventures	363	324	1,352
	5,801	5,845	24,682
PROFIT			
Subsidiary undertakings	480	496	2,180
after charging: goodwill amortisation	(97)	(94)	(378)
Share of associates and joint ventures	35	27	123
Total operating profit	515	523	2,303
Profit on ordinary activities before interest	515	523	2,303
Net interest	(50)	(59)	(184)
Share of associates' and joint ventures' net interest	(1)	(1)	(6)
Profit before taxation	464	463	2,113
Taxation on ordinary activities	(192)	(202)	(818)
Profit after taxation	272	261	1,295
Minority interests	(37)	(34)	(143)
Profit for the period	235	227	1,152
Earnings per share			
basic	10.78p	10.39p	50.91p
diluted - unadjusted	10.29p	9.87p	50.10p
diluted - adjusted	14.54p	13.95p	66.54p

See notes on pages 13 to 15.

SEGMENTAL ANALYSES OF TURNOVER AND PROFIT - unaudited

	3 months to 31.3.03 £m	3 months to 31.3.02 £m	Year to 31.12.02 £m
Turnover excluding duty, excise and other taxes			
America-Pacific	883	901	4,026
Asia-Pacific	417	449	1,792
Latin America	276	354	1,410
Europe	778	721	3,064
Africa and Middle East	296	253	1,087
	2,650	2,678	11,379
Operating profit			
America-Pacific	187	223	1,018
Asia-Pacific	118	113	463
Latin America	93	100	393
Europe	134	116	547
Africa and Middle East	80	65	260
	612	617	2,681
Goodwill amortisation	(97)	(94)	(378)
	515	523	2,303
Operating profit, before goodwill amortisation, restated at comparable rates of exchange	627	617	2,681

The net turnover analysis is based on external sales in each region. The figures for the three months ended 31 March 2003 and 31 March 2002 based on regional location of manufacture would not be materially different except for sales from Europe to Africa and Middle East and Asia-Pacific which amounted to £117 million and £27 million respectively, 2002 £94 million and £30 million.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES - unaudited

	3 months to 31.3.03 £m	3 months to 31.3.02 £m	Year to 31.12.02 £m
Profit for the period	235	227	1,152
Differences on exchange	189	94	70
Total recognised gains related to the period *(below)*	424	321	1,222

INTEREST OF BRITISH AMERICAN TOBACCO'S SHAREHOLDERS - unaudited

	3 months to 31.3.03 £m	3 months to 31.3.02 £m	Year to 31.12.02 £m
Balance 1 January	5,185	4,754	4,754
Total recognised gains related to the period *(above)*	424	321	1,222
Issue of shares - share options	3	4	6
Dividends and other appropriations:			
ordinary shares			(755)
convertible redeemable preference shares			(42)
amortisation of discount on preference shares	(4)	(4)	(18)
Purchase of own shares	(108)		
Other movements	4	4	18
Balance at period end	5,504	5,079	5,185

See notes on pages 13 to 15.

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements comprise the unaudited results for the three months ended 31 March 2003 and 31 March 2002 and the audited results for the twelve months ended 31 December 2002.

The unaudited Group results have been prepared under the historical cost convention and in accordance with applicable accounting standards using the accounting policies set out in the Report and Accounts for the year ended 31 December 2002.

CHANGES IN THE GROUP

Following the restructuring of its Malaysian businesses in 1999, the Group had an operational subsidiary and a 54.7 per cent holding in a separate non-trading company whose assets were primarily short term deposits. In May 2002, the holding in this separate company was sold for book value.

FOREIGN CURRENCIES

The results of overseas subsidiaries, associates and joint ventures have been translated to sterling as follows:

Profit and loss for the three months to 31 March 2003 at the average rates for that period. The comparatives for the three months to 31 March 2002 and the year to 31 December 2002 at the average rates for the year to 31 December 2002. The interest of British American Tobacco's shareholders has been translated at the relevant period end rate.

For high inflation countries, the translation from local currencies to sterling makes allowance for the impact of inflation on the local currency results.

The principal exchange rates used were as follows:

	Average		Closing		
	2003	2002	31.3.03	31.3.02	31.12.02
US dollar	1.603	1.504	1.581	1.424	1.610
Canadian dollar	2.422	2.361	2.325	2.272	2.543
Euro	1.494	1.581	1.449	1.632	1.534
South African rand	13.375	15.739	12.441	16.184	13.814

GOODWILL AMORTISATION

The amortisation charge of £97 million is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000. The increase in the charge reflects the impact of exchange rate movements shown above.

NET INTEREST

The decrease in net interest of £9 million to £51 million principally reflects the benefit from the Group's cash flow since 31 March 2002.

TAXATION

	3 months to 31.3.03 £m	3 months to 31.3.02 £m
British American Tobacco p.l.c. and subsidiary undertakings - overseas	179	191
Share of associates and joint ventures	13	11
	192	202
Tax rate	41.4%	43.6%

The tax rates for each period are adversely affected by goodwill amortisation. The underlying tax rate reflected in the adjusted earnings per share shown below was 34.2 per cent (2002 36.3 per cent). The improvement in the tax rate at both the published and underlying rate levels reflects a change in the geographical mix of profit.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes and the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares.

The earnings have been distorted by goodwill amortisation. To illustrate the impact of this distortion the adjusted diluted earnings per share are shown below:

	Diluted earnings per share		
	3 months to		Year to
	31.3.03	31.3.02	31.12.02
	pence	pence	pence
Unadjusted earnings per share	10.29	9.87	50.10
Effect of goodwill amortisation	4.25	4.08	16.44
Adjusted earnings per share	14.54	13.95	66.54

A similar adjustment would apply to basic earnings per share. For the three months to 31 March 2003 basic earnings per share on an adjusted basis would be 15.31p (2002 14.77p) compared to unadjusted amounts of 10.78p (2002 10.39p).

SHARE BUY-BACK PROGRAMME

The Group initiated an on-market share buy-back programme at the end of February 2003. During the quarter to 31 March 2003, 17.8 million shares were bought at a cost of £107.9 million.

******

Copies of this Report will be posted to shareholders and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG.

Alan F Porter
Secretary
29 April 2003